Exhibit 12.1
NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended										12 Weeks Ended
(In thousands, except ratios)	Jan. 3,		Jan. 1,		Dec. 31,		Dec. 30,		Dec. 29,		Mar 24,		Mar 22,
	2004		2005		2005		2006		2007		2007		2008

Fixed Charges:
Interest expense on Indebtedness	$34,729		27,181		24,732		26,644		23,581		5,595		5,034

Rent expense (1/3 of total rent expense)	9,838		9,901		10,386		9,966		9,057		2,099		2,081

Total fixed charges	$44,567		37,082		35,118		36,610		32,638		7,694		7,115

Earnings:
Income (loss) before provision for income taxes	$51,933		19,199		66,866		(17,493)		57,522		9,485		17,364

Fixed charges	44,567		37,082		35,118		36,610		32,638		7,694		7,115

Total earnings	$96,500		56,281		101,984		19,117		90,160		17,179		24,479

Ratio	2.17	x	1.52	x	2.90	x	0.52	x	2.76	x	2.23	x	3.44	x